[Ropes & Gray LLP Letterhead]
Exhibit 11

August 3, 2007
Putnam Municipal Opportunities Trust
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam Municipal Opportunities Trust (“Municipal Opportunities Trust”) in connection with the Registration Statement of Municipal Opportunities Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”), relating to the proposed combination of Municipal Opportunities Trust with each of Putnam Investment Grade Municipal Trust and Putnam Municipal Bond Fund (collectively, the “Merging Funds”) and the issuance of common and preferred shares of Municipal Opportunities Trust in connection therewith (the “Shares”), all in accordance with the terms of the Agreements and Plans of Merger between Municipal Opportunities Trust and each of the Merging Funds (each, an “Agreement”).

We have examined Municipal Opportunities Trust's Agreement and Declaration of Trust, as amended, on file in the office of the Secretary of The Commonwealth of Massachusetts, as well as Municipal Opportunities Trust's Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records, including certificates of fund officers, as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. Municipal Opportunities Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts.

2. The Shares to be issued pursuant to each Agreement have been duly authorized by all necessary action of the Board of Trustees of Municipal Opportunities Trust and, when issued in accordance with such Agreement and following approval of such Agreement by shareholders, will be validly issued, fully paid, and nonassessable by Municipal Opportunities Trust.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

Municipal Opportunities Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for Municipal Opportunities Trust's obligations. However, Municipal Opportunities Trust's Agreement and Declaration of Trust disclaims shareholder liability for its acts or obligations and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by Municipal Opportunities Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of Municipal Opportunities Trust for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk that a shareholder may incur financial loss on account of being a shareholder of Municipal Opportunities Trust is limited to circumstances in which Municipal Opportunities Trust itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP